Exhibit 99.1

Medicure Announces Results of 2019 Annual Meeting of Shareholders

WINNIPEG, June 26, 2019 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJD.PK), a pharmaceutical company, today announced the results of its annual meeting of shareholders which took place on June 26, 2019.  All director nominees were re-appointed to the Board of Directors (the "Board") and PricewaterhouseCoopers LLP was appointed as auditors as further described in the Company's management proxy circular, dated May 15, 2019.

In addition, Medicure announces that the Board has approved the grant of an aggregate of 262,000 stock options to certain directors, officers, employees and management company employees of the Company pursuant to its stock option plan. These options, which are subject to the approval of the TSX Venture Exchange, are set to expire on the fifth anniversary of the date of grant and will be issued at an exercise price of $4.95 per share.

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAGTM (pitavastatin) tablets and the ReDS™ device in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

View original content:http://www.prnewswire.com/news-releases/medicure-announces-results-of-2019-annual-meeting-of-shareholders-300875778.html

SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2019/26/c3942.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 18:00e 26-JUN-19